1-14868

P.E.
8/28/02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For August 28, 2002

BUNZL PLC

(Exact name of Registrant as specified in its charter)

ENGLAND

(Jurisdiction of incorporation or organization)

110 Park Street, London W1Y 3RB

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

FORM 20-F X FORM 40-F__

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

YES __ NO X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):)

NOT APPLICABLE

INDEX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BUNZL PLC

Date: August 28, 2002

By: [signature]
Name: Tony Habgood
Title:

Item 1

BUNZL

News Release

Tuesday 27 August 2002

INTERIM RESULTS FOR SIX MONTHS TO 30 JUNE 2002

Bunzl plc, the international distribution and outsourcing Group, today announces its interim results for the six months ended 30 June 2002.

- Operating profit from continuing operations before goodwill up 6% to £100.4 million on sales up 7% to £1,328.6 million
- Profit before tax and goodwill up 8% to £104.2 million
- Outsourcing Services confirms its resilience with sales and profits up 7%
- Strong Group cash generation funded £51 million spend on acquisitions, largely in Outsourcing Services
- Disposal of Paper Distribution in July for about £139 million
- Adjusted earnings per share up 9% to 15.0p
- Dividend up 7% to 3.65p

Commenting on today's results, Anthony Habgood, Chairman of Bunzl, said:

"These are good results in difficult general economic conditions. They reflect our strategy of growing the business both organically and by adding appropriate acquisitions while simultaneously increasing the Group's focus and streamlining its operations.

Despite the somewhat weaker dollar and mild dilution from selling Paper Distribution, volume growth in our major businesses, good cash generation and incremental growth from acquisitions give me confidence in the future satisfactory development of the Group."

Enquiries:

Bunzl plc
Anthony Habgood, Chairman
David Williams, Finance Director
Tel: 020 7495 4950

Finsbury
Roland Rudd
Morgan Bone
Tel: 020 7251 3801

RESULTS

As difficult general economic conditions persisted, operating profit from continuing operations before goodwill amortisation rose 6% to £100.4 million (2001: £94.6 million) on sales up 7% to £1,328.6 million (2001: £1,240.3 million). Strong organic volume growth and the effect of acquisitions more than offset the impact of price deflation and the slightly weaker US dollar. Including discontinued operations, total profit increased 3% to £108.2 million (2001: £104.8 million) on sales up 6% to £1,490.3 million (2001: £1,403.0 million). After higher goodwill amortisation and lower interest charges, profit before tax rose 6% to £96.3 million (2001: £91.2 million). Profit before tax and goodwill amortisation rose 8% to £104.2 million (2001: £96.9 million). Earnings per share rose 6% to 13.3p (2001: 12.5p) while adjusted earnings per share, after eliminating goodwill amortisation, rose 9% to 15.0p (2001: 13.7p).

After strong cash generation from our operations and spending £51 million on acquisitions, net debt after currency movements fell from £234.5 million on 31 December 2001 to £230.5 million. With shareholders' funds rising to £500.9 million (December 2001: £456.5 million), gearing fell from 51.4% to 46.0%.

DIVIDEND

The Board has decided to increase the interim dividend by 7% to 3.65p (2001: 3.4p). Eligible shareholders will again be able to participate in our dividend reinvestment plan.

ACQUISITIONS

The cost of acquisitions during the period was £51 million. This included the acquisition of Lockhart in May and of Kenco in June. Lockhart, based at Theale, near Reading, is the UK's leading supplier of catering equipment to the foodservice industry including hotels, caterers, restaurants, retailers and the licensed trade. It had sales in 2001 of £59 million and enhances our one stop shop offering to customers in the UK and Ireland. Kenco, based in Seattle, Washington, had sales in 2001 of $32 million, is focused on the redistribution market and strengthens our position in that business in the Pacific North West.

DISPOSALS

Immediately following the end of the period, we completed the disposal of our Paper Distribution business to PaperlinX for approximately £139 million. While Paper Distribution represented only 7% of Group operating profit in the period, this disposal marks an important stage in our evolution representing the final break with the paper industry with which Bunzl has been associated for over 100 years. It is the last step of a process which has seen Bunzl reducing its commitment to paper and channelling resources into our higher return, higher growth businesses, particularly outsourcing.

REORGANISATION

Following the simplification of both Plastics and Filtrona over the past few years and the increasing internationalisation of their remaining businesses, we are combining the two areas this month. Operating as Filtrona, the new entity will constitute a small number of international niche businesses in service oriented supply and light manufacture with a number of technical and market overlaps. As such, a single management structure is more appropriate and cost effective.

PROSPECTS

Our major businesses have again demonstrated their resilience in hard economic times. Continuing volume growth has offset deflationary pressures and results were further enhanced by the successful integration of acquisitions. The incremental acquisitions were again financed by strong internal cash flow generation.

Prices, which fell steeply in our major businesses in 2001, have remained under pressure in 2002 as weak demand in the economy has provided little relief for many of our suppliers. While some have announced price increases, relatively few of these have been implemented, largely in paper based products and chemicals.

Despite the somewhat weaker US dollar and the mildly dilutive effect of the sale of Paper Distribution, the combination of robust volume growth in our major businesses, our strong international market positions, good internal cash generation and our continuing incremental growth from focused acquisitions gives us confidence in the future satisfactory development of the Group.

OPERATING REVIEW

Sales of continuing operations rose 7% and operating profit before goodwill amortisation increased 6%. Margin on continuing operations remained at 7.6% while Group return on capital employed rose to 38.5%. Outsourcing Services in both North America and Europe performed well, while Filtrona had excellent results and Plastics, although lower than the comparative period, showed a substantial recovery from the second half of 2001.

OUTSOURCING SERVICES

Operating across North America, Europe and Australia, Bunzl is the leading supplier of a range of consumable products including outsourced food packaging, disposable supplies and cleaning and safety products for supermarkets, redistributors, caterers, food processors, hotels, contract cleaners and other industrial users.

Sales rose by 7% as robust volume growth, which more than offset price deflation, combined with the successful integration of acquisitions to produce another excellent set of results. Profits also rose 7% as operating costs were closely controlled and margin was maintained at 7.2%.

North America

While general economic conditions in North America remained difficult, we again experienced good volume growth. Our customers continued to favour outsourced solutions as these are often the most cost effective way of meeting their service requirements. At the same time their need for specialised packaging for fresh and freshly prepared foods continued to increase. Dollar sales were somewhat held back as a result of lower prices relative to last year. These were primarily the result of an imbalance in the demand and supply relationship in our supplier base so the price at which we purchased products was lower than a year earlier and, if anything, fell during the period.

The processor business continued to grow, in part helped by the successful integration of Koch and Packers. These acquisitions in plant supply, combined with the strong organic growth of our packaging supplies business, enable us to provide a full product offering to food processor customers.

The acquisition of Kenco in June further strengthens our position serving redistribution customers in the Pacific North West. This redistribution business, servicing subdistributors, has been a growing activity across the US.

Cost reduction remains a focus as we continuously seek to increase the efficiency of our operations so that we can provide our customers with the service they require.

Europe

Organic growth was once again supplemented by acquisitions to produce a substantial increase in sales across our European business. This organic growth resulted from our customers making further use of outsourcing and one stop shopping while the acquisition growth came from the integration of acquisitions made in 2001 as well as the first contribution from Lockhart which we acquired in May.

Our hotel and catering supplies business, which is now well established across Northern Europe and in Australia, continued its successful development. The acquisition of Lockhart, the UK's leading supplier of catering equipment, adds to our ability to provide fully one stop shop solutions to our customers in the UK and Ireland in this sector. It similarly adds to our offering to the retail sector where we also continued successfully to develop our customer base which included the full implementation of a goods not for resale consolidation programme with one of the UK's major supermarket groups.

Our cleaning and safety supplies business developed strongly as Greenham continued its successful integration into the Group and was supplemented by the further integration of Blyth. Our growing presence in this area provides us with a strong base to serve leading cleaning and facilities management groups.

Our vending business also developed very satisfactorily to become the largest independent vending operator in the UK, with strong organic growth in the retail and catering sectors. As part of this expansion, we took on the servicing and maintenance of all vending machines in the UK for one of the world's principal contract catering groups.

FILTRONA

Filtrona is the world's leading supplier of outsourced cigarette filters especially for the growing low tar market while Supastrip® is the leading brand of self-adhesive tear tape. We are also the world's leading supplier of ink reservoirs and certain other bonded fibre products.

Sales rose 14% as a result of good underlying growth in the three worldwide businesses combined with the full period impact of the acquisition in 2001 of the 51% of Filtrona Italia that we did not already own. Profits rose 16%.

Overall, our filters business performed strongly. Demand for special filters in Russia continued to develop as the share of international cigarette companies expanded and the Russian taste for charcoal filters has grown. Western brands in the Far East, particularly in Korea, also continued to expand benefiting our sales of special filters in both North America and Europe, while volumes in South America were significantly ahead serving local markets. Sales of our fibres business increased as products for inkjet printing systems supplemented continuing demand for writing instrument, medical and other fibre products.

The tear tape business performed particularly well reflecting the growth of security, brand awareness and promotion products worldwide. With our ability to coat in Richmond, Virginia as well as in the UK and our finishing capacity around the world, we now have an infrastructure to service the demands of our international customers both for standard self-adhesive tear tapes and for value added products.

PLASTICS

Bunzl is a world leader in plastic caps and plugs for protecting engineering products in manufacture or transit. We are also a leading extruder of custom plastic profiles for a range of uses including transport, lighting and retail.

In a continuing tough manufacturing environment, sales fell 3% largely as a result of currency movements reflecting the weaker dollar and especially the Brazilian real. Profits were down 8% although these results represented a substantial increase over the difficult second half of 2001 in both major international businesses.

The caps and plugs business was relatively resilient in North America and Europe except where sales to the oil sector were weaker compared to their unusually strong level a year earlier.

The extrusion business in North America continued to suffer somewhat from weaker general economic activity although demand in the medical, fence panel and highway sectors remained good. Demand in Europe was strong, particularly in scanning profiles, and enabled our Dutch operation to increase sales substantially. While our Brazilian business, which provides packaging for the cosmetics and toiletries industries, grew sales in local currency, translation resulted in lower sterling sales.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

	Six months to 30.6.02 £m	Six months to 30.6.01 *Restated £m		Year to 31.12.01 *Restated £m
Sales				
Existing businesses	**1,323.5**	1,240.3		2,558.3
Acquisitions	**5.1**			
Continuing operations	**1,328.6**	1,240.3	+7%	2,558.3
Discontinued operations	**161.7**	162.7		318.2
Total sales	**1,490.3**	1,403.0	+6%	2,876.5
Operating profit				
Existing businesses	**92.5**	89.2		186.9
Acquisitions	**0.3**			
Continuing operations	**92.8**	89.2		186.9
Discontinued operations	**7.5**	9.9		14.9
Total operating profit	**100.3**	99.1		201.8
Net interest payable	**(4.0)**	(7.9)		(14.1)
Profit on ordinary activities before taxation	**96.3**	91.2	+6%	187.7
Profit before taxation and goodwill amortisation	**104.2**	96.9	+8%	200.5
Taxation on profit on ordinary activities	**(34.9)**	(34.0)		(70.4)
Profit on ordinary activities after taxation	**61.4**	57.2		117.3
Profit attributable to minorities	**(0.2)**	(0.1)		(0.4)
Profit for the period	**61.2**	57.1		116.9
Dividends paid and proposed	**(17.0)**	(15.6)		(48.0)
Retained profit for the period	**44.2**	41.5		68.9
Basic earnings per share	**13.3p**	12.5p	+6%	25.5p
Adjusted earnings per share	**15.0p**	13.7p	+9%	28.3p
Diluted earnings per share	**13.1p**	12.3p		25.2p
Dividends per share	**3.65p**	3.4p	+7%	10.35p

* Restated on adoption of FRS19 - 'Deferred Tax'

CONSOLIDATED BALANCE SHEET

	30.6.02 £m	30.6.01 *Restated £m	31.12.01 *Restated £m
Fixed assets			
Intangible assets - goodwill	**292.6**	224.9	258.8
Tangible fixed assets	**220.8**	225.5	226.0
Investments	**32.2**	27.9	29.6
	545.6	478.3	514.4
Current assets			
Stocks	**245.8**	233.2	241.7
Debtors: amounts receivable within one year	**452.7**	434.7	439.0
Debtors: amounts receivable after more than one year	**16.8**	16.3	15.0
Investments	**34.6**	15.7	30.2
Cash at bank and in hand	**52.8**	41.2	49.8
	802.7	741.1	775.7
Creditors: amounts falling due within one year	**(544.0)**	(512.2)	(514.3)
Net current assets	**258.7**	228.9	261.4
Total assets less current liabilities	**804.3**	707.2	775.8
Creditors: amounts falling due after more than one year	**(243.5)**	(213.2)	(255.1)
Provisions for liabilities and charges	**(57.7)**	(65.4)	(62.1)
Net assets	**503.1**	428.6	458.6
Capital and reserves			
Called up share capital	**116.3**	115.5	116.0
Share premium account	**71.4**	60.7	67.3
Revaluation reserve	**1.6**	1.6	1.6
Profit and loss account	**311.6**	248.7	271.6
Shareholders' funds: equity interests	**500.9**	426.5	456.5
Minority equity interests	**2.2**	2.1	2.1
	503.1	428.6	458.6

* Restated on adoption of FRS19 - 'Deferred Tax'

CONSOLIDATED CASH FLOW STATEMENT

Reconciliation of total operating profit to net cash inflow from operating activities	**Six months to 30.6.02 £m**	Six months to 30.6.01 £m	Year to 31.12.01 £m
Total operating profit	**100.3**	99.1	201.8
Adjustments for non-cash items	**24.2**	20.2	43.9
Working capital movements	**(7.9)**	(1.7)	(1.0)
Other cash movements	**(4.8)**	(2.2)	(8.6)
Net cash inflow from operating activities	**111.8**	115.4	236.1
Consolidated cashflow statement			
Net cash inflow from operating activities	**111.8**	115.4	236.1
Net cash outflow for returns on investments and servicing of finance	**(6.2)**	(9.0)	(13.9)
Tax paid	**(25.8)**	(25.8)	(54.9)
Net cash outflow for capital expenditure	**(18.4)**	(19.0)	(37.7)
Purchase of businesses	**(51.1)**	(19.9)	(79.8)
Disposal of businesses	-	-	1.2
Other acquisition and disposal cash flows	**(0.2)**	(1.0)	(0.9)
Equity dividends paid	**(15.6)**	(14.0)	(43.0)
Net cash (outflow)/inflow before use of liquid resources and financing	**(5.5)**	26.7	7.1
Net cash (outflow)/inflow from management of liquid resources	**(17.7)**	2.1	(6.4)
Net cash (outflow)/inflow from financing	**(3.0)**	(23.9)	19.9
(Decrease)/increase in cash in the period	**(26.2)**	4.9	20.6
Reconciliation of net cash flow to movement in net debt			
(Decrease)/increase in cash in the period	**(26.2)**	4.9	20.6
Decrease in debt due within one year	**8.8**	102.8	110.7
Increase in debt due after one year	**(3.2)**	(76.2)	(123.4)
Increase/(decrease) in current asset investments	**17.7**	(2.1)	6.4
Exchange and other movements	**6.9**	(14.3)	(8.4)
Movement in net debt in the period	4.0	15.1	5.9
Opening net debt	**(234.5)**	(240.4)	(240.4)
Closing net debt	(230.5)	(225.3)	(234.5)

CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

	Six months to 30.6.02	Six months to 30.6.01 *Restated	Year to 31.12.01 *Restated
	£m	£m	£m
Profit for the period	**61.2**	57.1	116.9
Currency translation differences on foreign currency net investments	**(2.6)**	(4.8)	(5.4)
Total recognised gains and losses for the period	**58.6**	52.3	111.5
Prior year adjustment	**(10.0)**	-	-
Total recognised gains and losses since last directors' report and accounts	**48.6**	52.3	111.5

* Restated on adoption of FRS19 - 'Deferred Tax'

ANALYSIS OF SALES AND OPERATING PROFIT

			Sales			**Operating profit**
	Six months to 30.6.02	Six months to 30.6.01	Year to 31.12.01	**Six months to 30.6.02**	Six months to 30.6.01	Year to 31.12.01
	£m	£m	£m	**£m**	£m	£m
Continuing operations						
Outsourcing Services	**1,099.1**	1,023.1	2,129.1	**78.6**	73.7	161.9
Filtrona	**125.8**	109.9	224.5	**17.8**	15.4	29.6
Plastics	**103.7**	107.3	204.7	**11.6**	12.6	22.7
Goodwill				**(7.6)**	(5.4)	(12.2)
Corporate activities				**(7.6)**	(7.1)	(15.1)
	1,328.6	1,240.3	2,558.3	**92.8**	89.2	186.9
Discontinued operations	**161.7**	162.7	318.2	**7.8**	10.2	15.5
Goodwill				**(0.3)**	(0.3)	(0.6)
Total	**1,490.3**	1,403.0	2,876.5	**100.3**	99.1	201.8

Notes

Basis of preparation

The interim financial information has been prepared on the basis of the accounting policies set out in the Group's 2001 statutory accounts, with the exception of the accounting for deferred tax, and was approved by the Board on 27 August 2002.

During the period the Group adopted FRS19 – 'Deferred Tax'. As a result, deferred tax liabilities at 30 June 2001 and 31 December 2001 have been increased by £8.4m and £10.0m respectively. Accordingly, the opening profit and loss account reserve at 1 January 2002 has been reduced by £10.0m to £271.6m. The impact on the Consolidated profit and loss accounts for the six months to 30 June 2001 and the year to 31 December 2001 was £0.4m and £0.8m respectively.

The figures for the six months to 30 June 2002 and 30 June 2001 are unaudited and do not constitute statutory accounts. However, the auditors have carried out a review of the figures to 30 June 2002 and their report is set out in the Independent review report. The figures for the year to 31 December 2001 are taken from the statutory accounts which have been filed with the Registrar of Companies, as restated for FRS19 referred to above. The auditors' report on those accounts was unqualified and did not contain any statement under Section 237(2) or (3) of the Companies Act 1985.

Adjusted earnings per share

Basic and diluted earnings per share are calculated using a weighted average number of shares of 460.8m and 466.4m respectively (2001: 458.1m and 464.1m).

Adjusted earnings per share is based on earnings of £69.1m (2001: £62.8m), being the earnings for the six months to 30 June 2002 excluding the goodwill amortisation charge of £7.9m (2001: £5.7m).

Taxation

A taxation charge of 33.5% (Restated 2001: 35.1%) on the profit on underlying operations excluding goodwill amortisation has been provided based on the estimated effective rate of taxation for the year, the UK taxation charge being £5.0m (Restated 2001: £4.8m).

Dividends

An interim dividend of 3.65p per share has been declared and will be paid on 2 January 2003 to shareholders on the register on 22 November 2002.

Post balance sheet events

On 1 July 2002 the Group completed the sale of its Paper Distribution business, as announced on 26 June 2002, for a consideration of approximately £139m.

Independent review report by KPMG Audit Plc to Bunzl plc

Introduction

We have been instructed by the Company to review the financial information set out in the Consolidated Profit and Loss Account, Consolidated Balance Sheet, Consolidated Cash Flow Statement, Consolidated Statement of Total Recognised Gains and Losses, Analysis of Sales and Operating Profit and Notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where they are to be changed in the next annual accounts, in which case any changes, and the reasons for them, are to be disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 'Review of interim financial information' issued by the Auditing Practices Board. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2002.

KPMG Audit Plc
Chartered Accountants
London
27 August 2002